Exhibit 99.(k)(3)

Steben Select Multi-Strategy Fund

Multiple Class Plan pursuant to Rule 18f-3

This Multiple Class Plan (“Plan”) is adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of the Fund.

A.           General Description of Classes that are Offered

Prior to the adoption of the Plan, the Fund offered only a single class of shares.  As of the effective date of the Plan as set forth below, the Fund offers two (2) classes of its shares: Class A shares and Class I shares.  All Fund interests outstanding as of the effective date of the Plan are hereby redesignated as Class A Shares or Class I Shares as of such effective date.  Distribution fees and/or service fees for each class of shares shall be calculated and paid in accordance with the terms of the then-effective plan of the applicable class, if any, pursuant to Rule 12b-1 under the 1940 Act.  A general description of the fees applicable to each class of shares is set forth below.

1.	Class A. Class A shares of the Fund are offered subject to a sales load of up to 3.00%. Class A shares of the Fund are subject to an annual distribution and/or service fee in accordance with the then-effective plan adopted pursuant to Rule 12b-1 under the 1940 Act for Class A shares.

2.	Class I. Class I shares of the Fund are not subject to a sales load. Class I shares of the Fund are subject to an annual distribution and/or service fee in accordance with the then-effective plan adopted pursuant to Rule 12b-1 under the 1940 Act for Class I shares.

B.           Expense Allocation of Each Class

Certain expenses may be attributable to a particular class of shares of the Fund (“Class Expenses”).  Class Expenses are charged directly to the net assets of the particular class and, thus, are borne on a pro rata basis by the outstanding shares of that class.

In addition to any distribution and/or service fees, administrative fees, or accounting and other services fees described in the Fund’s Prospectus and Statement of Additional Information (together, the “Prospectus”), each class may, by action of the Board of Trustees of the Fund (the “Board”) or its delegate, also pay a different amount of the following expenses:

(1)	transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

(2)	legal, printing, stationary, postage and delivery expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses and proxies;

(3)	blue sky and foreign registration/notification fees and/or expenses incurred by a specific class;

Steben Select Multi-Strategy Fund

Multiple Class Plan pursuant to Rule 18f-3

(4)	Securities and Exchange Commission registration fees incurred by a specific class;

(5)	expenses of administrative personnel and services required to support the Shareholders of a specific class;

(6)	Trustees’ fees or expenses incurred as a result of issues relating to a specific class of shares;

(7)	investment adviser’s fees incurred as a result of issues relating to a specific class;

(8)	expenses of a registered independent public account firm relating solely to a specific class of shares;

(9)	litigation and other legal expenses relating to a specific class of shares;

(10)	accounting and consulting expenses relating solely to a specific class of shares;

(11)	any fees imposed pursuant to a non-Rule 12b-1 shareholder services plan that relate to a specific class of shares;

(12)	account expenses relating solely to a specific class;

(13)	reimbursements for expenses previously paid pursuant to an expense limitation agreement and that are attributed to that class;

(14)	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

(15)	any such other expenses actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

All expenses not hereafter designated as Class Expenses shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

However, notwithstanding the above, the Fund may allocate all expenses other than Class Expenses on the basis of the relative net assets (settled shares) of each class, as permitted by Rule 18f-3 under the 1940 Act.

C.           Voting Rights

Each share of the Fund entitles the shareholder of record to one vote.  Each class of shares of the Fund will vote separately as a class with respect to any distribution plan pursuant to Rule 12b-1 under the 1940 Act applicable to that class and on other matters for which class voting is required under applicable law.  Shareholders of Class A and Class I will vote separately as a class to approve any material increase in payments authorized under the distribution plan applicable to each class.

Steben Select Multi-Strategy Fund

Multiple Class Plan pursuant to Rule 18f-3

D.           Waivers and Reimbursements

Steben & Company, Inc. (“Steben”) or the Fund’s distributor may choose to waive or reimburse expenses of the Fund.  Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes.

E.           Income, Gains and Losses

Income and realized and unrealized capital gains and losses shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

The Fund may allocate income and realized and unrealized capital gains and losses to each share based on relative net assets (settled shares) of each class, as permitted by Rule 18f-3 under the 1940 Act.

F.           Dividends

Dividends paid by the Fund, with respect to its classes of shares, to the extent any dividends are paid, will be calculated in the same manner, at the same time and will be in the same amount, except that any expenses relating to a class of shares will be borne exclusively by that class.

G.           Class Designation

Subject to approval by the Board, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

H.           Additional Information

This Plan is qualified by and subject to the terms of the then current registration statement for the applicable classes; provided, however, that none of the terms set forth in any such registration statement shall be inconsistent with the terms of the classes contained in this Plan.  The registration statements for the Class A and Class I shares contain additional information about those classes and the Fund's multiple class structure.

Dated:  ___________, 2014

Steben Select Multi-Strategy Fund

Multiple Class Plan pursuant to Rule 18f-3